Exhibit 1

Dear CHOC members,

For more than 50 years, CHOC has worked to build success for our members and their families. Integral to that success has been our collaboration with Choice Hotels.

As your elected board, we work closely with Choice to represent all CHOC members’ interests and are pleased with the progress we’ve made. From influencing the rollout of new programs that lower the total cost of ownership and increase revenue to protecting our collective interests with the right governmental legislation, we collaborate with Choice to make sure our members’ interests are a top priority.

It’s mutual respect and understanding, as well as a willingness to compromise, that guide our partnership with Choice. While we may not always agree, we always feel heard. We work collaboratively with Choice to focus on owner profitability. We appreciate that Choice routinely shares proposed changes with us, giving us an opportunity to provide input that may lead to additional refinements, before rolling out changes system-wide.

Even during times of uncertainty, Choice continues to grow its portfolio. In 2018, Choice acquired WoodSpring Suites, and in 2022, it acquired the Radisson Americas brands, enhancing and further diversifying its brand portfolio and expanding benefits for our Choice Privileges members. Choice’s successful integration of those brands and hotels benefited all the brands in its system, including ours, and validated Choice’s strategic approach to growth.

The reality is no franchisor gives owners everything they ask for. With the relationship that CHOC and Choice have built, we are able to voice your thoughts and opinions. As your CHOC board, our work is focused on the midscale brands (Clarion, Clarion Pointe, Comfort Inn, Comfort Suites, MainStay Suites, Sleep Inn, Quality Inn); we believe in our partnership with Choice and the values it’s built on. There are a multitude of benefits, including for existing franchisees, to Choice continuing to expand its brand portfolio. Choice has always been thoughtful in its approach to acquisitions, and we believe that it will prioritize franchisee benefits in any future acquisition.

CHOC’s goal is to drive profitability for our members, and we remain optimistic that our collaborative voices will continue to be included in Choice’s decision-making process, resulting in lowering operational expenses for you. As your Franchise Advisory Council, we will continue to be your voice. We’re in your corner and will continue to advocate on behalf of all CHOC members.